Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.                 Name & Address of Company

Eurasian Minerals Inc. (the “Company”)
Suite 300 - 570 Granville Street
Vancouver, British Columbia
V6C 3P1

Item 2.                 Date of Material Change

August 11, 2010

Item 3.                 News Release

A press release dated August 12, 2010 was issued to the British Columbia and Alberta Securities Commission, the TSX Venture Exchange and through the facilities of Marketwire via Canadian Timely Disclosure.

Item 4.                 Summary of Material Change

The Company announced the completion of the purchase of a Swedish subsidiary from Freeport-McMoRan Copper & Gold Inc.

Item 5.                 Full Description of Material Change

Item 5.1              Full Description of Material Change

Please refer to the press release of the Company disseminated on August 12, 2010, attached hereto.

Item 5.2              Disclosure for Restructuring Transactions

Not applicable

Item 6.                 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.                 Omitted Information

None.

Item 8.                 Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Kim C. Casswell, Corporate Secretary
Phone: 604-688-6390
Email: kcasswell@explgp.com

Item 9.                 Date of Report

August 12, 2010

Eurasian Minerals Inc. NEWS RELEASE

Eurasian Completes Acquisition of Swedish Subsidiary from Freeport-McMoRan

Vancouver, British Columbia, August 12, 2010 (TSX Venture: EMX) -- Eurasian Minerals Inc. is pleased to announce completion of the purchase of a Swedish subsidiary from Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX).

The Swedish subsidiary holds 1.0% net smelter return (“NSR”) royalties over two advanced copper projects in northern Sweden – the Viscaria and Adak Projects – being developed by Avalon Minerals Ltd. (ASX: AVI). A Finnish company, Outokumpu Oyj, is entitled to receive 0.5% NSR royalties from the projects resulting in Eurasian receiving net 0.5% NSR royalties until Outokumpu has received an aggregate of US $12 million in royalty payments. The subsidiary also owns two exploration permits and a comprehensive exploration database. The purchase price was US$150,000 and 160,000 common shares of Eurasian, which are subject to restrictions on transfer in Canada until December 12, 2010.

EMX is exploring and investing in a mineral property and royalty portfolio located in some of the most prospective, but under-explored mineral belts of the world.

For further information contact:

David M. Cole	Kim C. Casswell
President and Chief Executive Officer	Corporate Secretary
Phone: 303-979-6666	Phone: 604-688-6390
Email: dave@eurasianminerals.com	Email: kcasswell@eurasianminerals.com

Website: www.eurasianminerals.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

3rt Floor – 570 Granville Street, Vancouver, British Columbia V6C 3P1, Canada
Tel: 604-688-6390 Fax: 604-688-1157
www.eurasianminerals.com